

July 29, 2009

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re:** **Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Response Letter Dated July 9, 2009**
> **File No. 001-16317**

Dear Mr. Peak:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K/A1 for the Fiscal Year Ended June 30, 2008

Standardized Measure, page F-29

1. We have reviewed your response to prior comment eight of our letter dated June 10, 2009. Please compare your stated price received for Gulf of Mexico produced natural gas liquids of $98 per barrel on Monday June 30, 2008 with the EIA reported spot price of propane delivered to Mount Belvieu, Texas on Monday June 30, 2008 of 190.32 cents per gallon or $79.93 per barrel and provide us with the reasons for this apparent large difference in the same day price.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director